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August 3, 2023
SUBMISSION VIA EDGAR
Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Abby Adams
Jeanne Baker
Conlon Danberg
Christie Wong

Re:	Veralto Corporation Amendment No. 2 to
Draft Registration Statement on Form 10
Submitted June 30, 2023
CIK No. 0001967680
Ladies and Gentlemen:
On behalf of Veralto Corporation (the “Company”), a wholly owned subsidiary of Danaher Corporation (“Danaher”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Amendment No. 2 to the Company's Draft Registration Statement on Form 10 (the “Registration Statement”) set forth in your comment letter dated July 17, 2023 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. The Company has revised the Registration Statement and is filing draft Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission concurrently herewith.

U.S. Securities and Exchange Commission
August 3, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the information statement included in Amendment No. 3.
Amendment No. 2 to Draft Registration Statement on Form 10 submitted June 30, 2023
Exhibit 99.1
Information Statement Summary
Description of Indebtedness, page 11

1.We note from the financial information on pages 16, 48, 53 and elsewhere, they you anticipate incurring $3 billion in debt in connection with the transaction. Please revise this section and elsewhere throughout the registration statement to disclose the material terms of the financing arrangements.

Response: In response to the Staff’s comment, disclosure regarding the material terms of the anticipated financing arrangements has been included on pages vii, 11 and 159 of the information statement, and cross-references to the more detailed disclosure have been added on pages iii, vii, 11, 38, 39, 48, and 49 of the information statement.

Notes to Unaudited Pro Forma Combined Financial Statements, page 54
2.We note your reference to a commercial sale/license agreement Veralto and Danaher expect to enter into in connection with the separation. Please clarify if this is a reference to the DBS license agreement discussed elsewhere in the Information Statement. If it is a separate agreement, please include a description of the material terms of the agreement and file it as an exhibit to the Registration Statement or tell us why you do not believe you are required to do so.

Response: In response to the Staff’s comment, additional disclosure regarding the proposed commercial supply and license agreements that subsidiaries of Veralto and Danaher intend to enter into has been added on page 147 of the information statement, and a cross-reference thereto has been added on page 48 of the information statement. The Company supplementally advises the Staff that the form of agreement(s) memorializing the commercial supply and license arrangements has not yet been finalized and is not expected to be finalized prior to effectiveness of the Registration Statement. The Company will file such agreement(s), once finalized, with a Current Report on Form 8-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Segments, Water Quality, page 65
3.We note your changes in response to previous comment 1 and reissue the comment. Where the financial statements reflect material changes from period-to-period in one or more line items, Item 303(b)(2) of Regulation S-K requires, in part, a description of the

U.S. Securities and Exchange Commission
August 3, 2023

underlying reasons for these material changes in quantitative and qualitative terms. Here and throughout your discussion of your operating results, where you discuss one or more factors responsible for an increase or decrease in a line item, please quantify the contribution of each factor. We note the tables referenced in your response do not quantify all of the factors that impacted core sales.

Response: In response to the Staff’s comment, additional disclosure quantifying the contribution of different factors to changes in core sales and other relevant line items has been included on pages 59 - 69 of the information statement.

Capital Expenditures, page 75
4.We reissue comment 2, as the revised disclosure did not quantify the components of capital expenditures for each of the periods presented, as requested in the comment.

Response: In response to the Staff’s comment, additional disclosure quantifying the components of capital expenditures for each of the periods presented has been included on page 76 of the information statement.

Intellectual Property, page 94
5.We reissue comment 3. Please revise to provide additional detail regarding the information requested in the comment with respect to each segment, rather than the company as a whole. In your revision, please separately quantify the patents for each segment in the United States, rather than including U.S. patents within North America as a whole.

Response: In response to the Staff’s comment, additional disclosure regarding the Company’s patent protections within each segment and in the United States has been included on page 95 of the information statement.

***

U.S. Securities and Exchange Commission
August 3, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-7886 or thomas.greenberg@skadden.com.

Very truly yours,

/s/ Thomas Greenberg

Thomas Greenberg

cc:	James O’Reilly
Vice President, Deputy General Counsel and Secretary
Danaher Corporation